Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
	Tel:	(908) 559-1629
	Fax:	(908) 766-5725
robert.barish@verizon.com

July 24, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 24, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 1-08606

Dear Mr. Spirgel:

As referenced in the communication by the Company’s representatives with the Staff on Friday, July 24, 2009, the Company will respond to the Staff’s comment letter dated July 9, 2009 no later than Friday, July 31, 2009.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President & Controller

cc: John F. Killian